Mail Stop 3561

September 29, 2006

Andrew Chien, President
USChina Channel Inc.
665 Ellsworth Avenue
New Haven, CT 06511

> **Re: USChina Channel Inc.**
> **Registration Statement on Form SB-2**
> **Filed September 19, 2006**
> **File No. 333-137437**

Dear Mr. Chien:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Comments</u>

<u>Use of Proceeds, page 10</u>

1.   Please describe and quantify the principal uses of proceeds now allocated to "general and administrative which includes costs to carry on management services and other expenses related to operating the business."

Description of Business, page 18

2.   Please explain in considerably more detail the nature and extent of USChina Channel Inc.'s proposed activities. For example, please explain "do SEC filings," "agency services for exhibits," "agency service for informative conferences or road shows" and "lettering services."

3.   Your disclosure indicates Mr. Chien "observed many cases for the penny stocks suffered from pattern of fraud and abuse," "observed and exposed some cases of the security fraud in the reverse merger activities" and "recorded and analyzed several examples of the Chinese companies that have made mistakes in the reverse merger." Please disclose the basis for Mr. Chien's determinations as to fraud, abuse and mistakes in penny stock transactions and reverse mergers involving Chinese companies. Please define and explain the fraud, abuse and mistakes to which you refer. In this regard, we are unclear as to the basis for the determination of fraud absent the conclusion of a court or regulatory body.

4.   Please furnish us all of the pages from the website, www.uschinachannel.net, translated into English.

5.   Please disclose the principal terms of the agreement or arrangement between US China Channel Inc and the LLC. Please file the agreement as an exhibit to the registration statement.

6.   Please describe in more detail the "management consulting" activities of USChina Channel LLC with respect to reverse mergers among Chinese companies and OTCBB listed "shell" companies. Please disclose whether the LLC is a registered broker-dealer or investment adviser. If not, please add disclosure to explain the basis for its activities without registration.

7.   We note the disclosure regarding a Chinese company's verbal agreement with the LLC. Please tell us whether the oral agreement is enforceable under applicable law. If not, disclosure of the agreement would appear speculative. In addition, it would appear speculative to presume this Chinese company would engage USChina Channel Inc to render services. Please revise or explain.

8.   Please revise other sections of the prospectus, such as the prospectus summary and management's experience description, to conform to the changes made in response to the comments above.

Management's Discussion and Analysis or Plan of Operations, page 22

9.   Please disclose the assumptions underlying the enumerated list of 5 activities. In this regard, please clarify whether these activities require the sale of the maximum amount in your offering.

10.   Please explain why the verbal agreement with Mr. Chien is "binding." Please disclose the principal terms of the verbal agreement, including whether there is a limit on the loan amount and, if yes, the dollar amount of such limit. Please disclose the amounts Mr. Chien is obligated to loan the company based on various levels of offering proceeds.

11.   The last paragraph in this section discloses the impact of less funding on the uses of proceeds. Please expand to explain in considerably more detail how less funding will impact the nature and extent of your activities.

Certain Relationships and Related Transactions, page 24

12.   Please disclose the transactions required to be disclosed by Item 404 of Regulation S-B, such as the agreement with the LLC and the verbal loan agreement with Mr. Chien.

Executive Compensation, page 25

13.   Please explain the term "service charge" and disclose when such compensation will commence. If you propose to pay all revenues to Mr. Chien, please provide appropriate disclosure in the MD&A section and risk factors.

Dealers' prospectus delivery obligation

14.   Please provide the legend required by Item 502(b) of Regulation S-B on the outside back cover page of the prospectus.

Consent of Independent Auditor

15.   The auditor's consent should consent to the inclusion of the audit report in the registration statement. Please advise your auditor to correct the consent. Please file a current consent in an amended registration statement. A current consent is typically dated within 30 days preceding the filing date of the initial registration statement or the latest amendment.

Signatures

16.   Please revise this section to include the signatures of the Company's principal accounting officer and the principal executive officer.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Goldie B. Walker, Financial Analyst, at (202) 551-3234 or me at (202) 551-3790 with any questions.

Sincerely,

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies